Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

The following is a transcript of a video of an ACE employee videoconference call hosted by ACE Limited Chairman and Chief Executive Officer Evan Greenberg, which was made available to ACE employees on July 2, 2015.

ACE Employee Call Transcript 07.02.15

Evan Greenberg: Well, good day everybody. We’re live. Good morning, good afternoon, good evening, good day – wherever you are coming from around the world in the ACE family. Look, I want to take a few minutes and personally speak to everybody in the ACE family – the Ace village and explain how great and historic this announcement is on one hand and to share it all together because I think it is something we have all accomplished together. This is – I know everyone was stunned – I assume you were stunned when you saw the news. It’s a historic moment, it’s a historic opportunity. It is game changing for us and it is game changing for Chubb and its game changing for our industry. I think it’s a great day for us, yesterday and this week. And I think there are many in executive suites right now who have had a bad day and a bad week. If they think it was bad reading it, wait until the experience of us together. If you haven’t read the press release and you haven’t read the investor deck in some detail, I suggest you do – particularly the investor deck. There’s a lot of very crisp detail in there explaining the words I used as to why this is such a strategic combination, why it’s so complementary, why it creates such a balance of businesses, why it’s complementary in strengths in terms of distribution, product know-how, customer focus and reach, expertise in underwriting and marketing. It’s such an exciting conceptual, strategic framework and at the same time, when you read that deck you recognize how it’s grounded in such fundamental reality. So please look at that detail when I’m not going to spend a lot of time talking about it in great detail.

I wrote all of you a letter. I wrote it very personally because it is very personal to me. Our culture, our organization, our family, our village, whatever word you like for it, I like family and village, that’s what works for me. I’m a member of it. I’m a respectful member of it. And I don’t take it for granted. What we have and what we’ve created is so, so precious to me and it is so personal to me, and I took great care in how I wrote it to you and to explain my thinking. I am accountable to you. It’s been a very long journey to get here, you imagine where we were twelve years ago. And you imagine where we have arrived, what we have come to and that we could then express ourselves by, in essence, doing the largest insurance transaction ever done in history is simply a remarkable feat that everyone, again, everyone has ownership in it. You should take great pride. You should take great satisfaction, great optimism, and, like me, you should recognize how daunting, and a little bit scary it is. That means it’s reaching outside our comfort zone. And I don’t think you ever do anything great, you never achieve greatness by staying inside your comfort zone. That’s just playing it safe. We’re not playing it safe but we’re playing it thoughtfully and conservatively and I am going to come back to that in a minute. But I have to tell you, we could not have done this, I would not have had the confidence to do this, to pull the trigger, if it wasn’t for the confidence I have in our organization. And I don’t mean that in some trite, simple way. I have a granular knowledge and feel for our capabilities around the globe you all know that you experience me on a regular basis that way. And that intimate knowledge gave me great comfort that we could do this. And we could do it well. And if anybody is going to do it, well then why the heck shouldn’t it be us?

The global opportunity this is going to create for this organization in terms of product, in terms of customer focus, in terms of geography, is awesome. If you think our growth prospects were great before this, and we know we have a great vision of strategy, great clarity of strategy, great sense of purpose, a great sense of where we are going. No question about that. And a great optimism because we see so much opportunity. And if you think that was great before, well I’ll tell you what, if the world was open to us before, the universe is open to us now. We just haven’t figured how to kind of spread this off the planet yet, but that will be the next thing we work on. I assure you.

The capabilities we are gaining and I started talking about it, the underwriting insights that our colleagues at Chubb have into areas of business where we are not present in any meaningful way - the middle market in particular, how to conduct yourself in independent agency distribution is another - their knowledge of high net worth personal lines business, that just brings incredible skill to us. Their experience in professional lines, we are a great professional lines writer; they are a great professional lines writer. And we have complementary skills and market presence in that business. Make no mistake about that. You put the two of us together, and from what I can tell on a global basis, we are number one in the world, which is an awesome place to be. And we will defend the top of that hill.

The data that we are going to gain, you know it is more and more a world of data informing decision making. The technology and we tools that we have today are superior to anything that we’ve ever had in the history of the industry. And the use of that data just provides more insight into underwriting, into marketing and the amount of data and the quality of it that we will have between the two of us coupled with the technology investments we’ll make and because of the increased earning power and the cash flow, the flexibility we’ll have to make those investment, is just awe-inspiring and just creates such optimism of how we will be that much more insightful, which is going to make us that much more competitive. It is going to be a weapon for us. And that is going to endure for years to come. You are not going to feel that gift over night, but as that gift comes on, you’re going to feel that in an enduring way for the long term. So I am very optimistic about that.

When you put these two companies together, everybody keeps talking about size. The size that the two of us will be. Sure, and when you look at that investor deck, that’s also true. But the more important is to me, and I don’t think this is hyperbole; this is going to be the most high class, quality P&C company in the world. Yes, we are going to be one of the top global players in the world. We are. But the quality, we will out-class everyone, if we do this right.

This was a very difficult and tricky decision to make and to negotiate. Again, my clarity of purpose and vision was really built on a very thought out set of principles and the foundation of it again is the confidence I have in our organization to do this. It is one thing to buy a company, it is another thing to integrate it well. Integrating it and putting the two of us together is where I had the most pause and the most thought about this. It is tricky making it one. Even slamming the atoms together, that’s the easy part. It is making the cultures one, and that takes time. But I am again confident because I think an organization we are ready. We have the management structure, we have the management talent, we have the experience, we have the stability of management that have worked together for so long and have such a knowledge. We have so many key employees around the world who understand their craft, understand their mission and have been practicing it here for a long time. That stability, that clarity, that sense of excellence, that sense of purpose, that is what is required and gives me confidence that we can do this.

Yes, integration has a certain violence to it. Yes, there will be efficiencies and there will be redundancy. But that is a moment in time. And by the way, organizations whether you do an acquisition or you don’t do an acquisition, have to strive for efficiency. They have to strive to be relevant in the market place, to be competitive. That is the greater good theory. That is how you are able to continue to grow. That is how you are able to continue to create opportunity. That’s how you ultimately increase net employment. And this combination, over time, I can guarantee you, will increase net employment.

When the company purchased Cigna in 1999, we went through significant layoffs. It is absolutely true. But you look at the jobs created today, we are 22,000 people. It was a few thousand only 15 years ago. That is our track record and that is our track record that we will keep faith with.

Our culture and I look to our culture, it is our responsibility, it is everyone’s responsibility, and I can tell you that the ACE culture will survive. The ACE culture will endure. We will, like we have done with every acquisition, we will identify and assume and covet and protect and celebrate those parts of Chubb’s culture that we can admire, that will make our culture better, but it is an ACE culture. And I am going to come to the name in a minute, because I can guarantee that that name will represent the best of the ACE culture, which will endure and at the same time borrow those parts of their culture that we will incorporate, that will make us even better. We are professional. We are execution oriented. We’re a meritocracy. We are frank. We are respectful. We are inclusive. We have a generosity of spirit. We have an optimism and youth. We have a work ethic that is self-selecting. You don’t want to work at our pace, then move on. We are not changing any of that. We are not apologizing about that to anybody. We are a little edgy. We are restless, those are all good things. And those are good things to preserve and that won’t change.

But again, we will borrow. We will adopt because we are flexible. You know what; it isn’t like it is all invented here. It’s not. And they are a company that I have admired for many, many years. It is going to be difficult for us, too. It isn’t easy for anybody. And I want to talk about the name for a minute. And I wrote it in the letter, and if you haven’t read my letter, to employees, I really urge you to do so because I said it as well as I am capable of saying it. It is not easy for me and I thought a lot about the notion of the name. And it was important in the transaction and I also think it is the right thing for us to do. I recognize that in many parts of the world, the ACE name and the brand is a stronger brand than the Chubb brand. I know that. I am mindful of the facts. I know my company. At the same time, I have to tell you I am capable and I need you to be capable, to separate our culture and who we are and all that pride we have in our history and what we have accomplished and what we have built, we need to separate it from the symbol. Companies and an organization like ours, they are tribal, I know that. Symbols matter and boy do I get that. We all get that. I am respectful of that. I am not disrespecting the company. It is not easy to do. It is not trivial. But at the same time, I think we have to recognize that separating who we are and what we are and the pride we have from the symbol is possible. And it is an emotional journey and it is an emotional journey that is temporary. It is not enduring. And it is how long it takes depending on all of us.

And that blue color, I happen to like ACE green a lot, and I like that grey that goes along with it a lot, and I am kind of partial to it, aren’t you? And that logo, well maybe we want something that symbolizes, really, the new brand that we are talking about, the statement. And for those of you who know how cheap I am in branding, I won’t be cheap in this case. We will put it out there. And we will let the world know what Ace has done and who this is and it will be us.

I worked in another company once upon a time as you well know and I had to go through the journey of going from AIG to ACE. It was really hard for me. I don’t mind telling you that when I first came to ACE, I couldn’t wear ACE clothing. I just couldn’t put on another company’s t-shirt or jacket or anything like that. It took me a year or two to really be comfortable. Every time I would start saying ACE, I would start A-I and then I would correct myself and it would come out ACE. I know that. I am conservative that way. I will go through a little bit of that journey now. I sympathize with anyone who has got to. But you know what, okay. If that’s what we do, that’s what we do. The Chubb brand is a brand that represents quality. The one thing I can tell you about that, it represents quality. It represents service. It represents, to people, stability. It is a great brand. And again, I understand where it is strong and where it is not strong. And we are not going to have two brands. We are going to have one. That’s the way to do it and we will get past this if all of us are together on it. Don’t over dwell on it please. Before more to come on that. We are going to have some fun with it.

The timing of all of this, look, it is hurry up and wait. The next event is going to be in October where both sets of shareholders will vote. We need regulatory approvals all over the world. That will take time. My best guess is that this will close in the first quarter of 2016. In the meantime, we are going to be begin integration planning to the extent that regulation and law allow. And we will be putting together the teams and between both organizations we will be working on that. We know how to do that.

And on that note, let me make another comment. It is in particular to my colleagues in Philadelphia. We have a strong commitment to the greater Philadelphia area. We have a strong commitment to the community. We have been good corporate citizens there I believe since Benjamin Franklin. And we are not going to break faith with our commitment to Philadelphia. It is going to remain a major place of employment for the organization. It is going to remain a major place of decision making and where we do a lot of important work. That presence is there and that will not change. Yes, there will be deficiencies. There will be some impact on employment. And where there is, we will be thoughtful. We will be decent. We will carry ourselves the right way. We are sensitive about all of that. And so while I cannot be specific at this time, let me tell you, I am respectful and my colleagues are respectful. Again, acquisition or no acquisition, companies, and it is part of the greater good, it is part of who you are. You have to remain competitive. You have to remain efficient. If you don’t, you become irrelevant. In that regard, that is a relentless pursuit we are on anyway. In that regard, I do not apologize to anyone.

In the meantime, we need this organization; I rely on you for strategic focus, tactical focus, execution focus, excellence in execution of our plans as they are now. Nothing stops. We have a company to run. Run the company. We have a quarter to produce. We have a quarter right in front of us, the third quarter. We need a great third quarter. We need a great fourth quarter. We need to not only execute for the present, we need to continue laying the ground for the future. All out strategic plans that we have in place, nothing goes on hold. Everything moves ahead, with little exception. Keep your eye on the ball. Keep focus. Be energetic, be enthusiastic, be optimistic. Let’s get after it. And by the way, we are an inclusive group. Inclusion is part of our culture. If you run into Chubb colleagues out there, be welcoming. Be inclusive. Show them who we are. We are not arrogant people. We are not full of ourselves. We are just everyday people who want to do a job well and who take a great deal in pride.

One thing that I owe you, one thing that I am committed to are regular updates of information and to the extent that there is something to share, I promise you I will share and that will be transparent and you will have a sense of what is going on. It is important, it is how you will do your jobs well and secondly, I owe it to you.

Everyone have a good day. For those in the US, have a great July 4th weekend. To everyone else overseas, outside the United States, thanks for taking the time to join the call. Whatever time it is where you are, and enjoy this week. It is truly a historic moment. It is just brilliant. And for me, probably the best moment in my career. And I am so glad to share it with all of you. So thank you very much.

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.